UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Limited Interim Condensed Consolidated Financial Statements and Explanatory Notes For the Three-Months and Six-Months Period Ended 30 June 2018 and 2019

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the three-months and six-months period ended 30 June 2018 and 2019

GEOPARK LIMITED

30 JUNE 2019

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

30 JUNE 2019

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 June 2019 (Unaudited)	Three-months period ended 30 June 2018 (Unaudited)	Six-months period ended 30 June 2019 (Unaudited)	Six-months period ended 30 June 2018 (Unaudited)
REVENUE	3	169,510	159,330	319,649	283,208
Commodity risk management contracts	4	815	(11,368)	(20,453)	(15,248)
Production and operating costs	5	(46,013)	(44,756)	(84,932)	(78,846)
Geological and geophysical expenses	6	(4,309)	(3,895)	(8,605)	(6,054)
Administrative expenses	7	(13,338)	(12,473)	(25,059)	(25,116)
Selling expenses	8	(5,325)	(1,175)	(8,859)	(1,525)
Depreciation		(24,822)	(24,348)	(50,272)	(44,011)
Write-off of unsuccessful exploration efforts	10	(560)	(9,210)	(863)	(11,042)
Other income (expenses)		683	(138)	2,015	650
OPERATING PROFIT		76,641	51,967	122,621	102,016
Financial expenses	9	(9,660)	(9,568)	(19,349)	(18,641)
Financial income	9	576	888	1,440	1,429
Foreign exchange loss	9	(2,435)	(13,301)	(1,441)	(14,969)
PROFIT BEFORE INCOME TAX		65,122	29,986	103,271	69,835
Income tax expense		(33,642)	(24,442)	(52,102)	(39,427)
PROFIT FOR THE PERIOD		31,480	5,544	51,169	30,408
Attributable to:
Owners of the Company		31,480	(677)	51,169	17,761
Non-controlling interest		-	6,221	-	12,647
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic		0.52	(0.01)	0.84	0.29
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted		0.49	(0.01)	0.80	0.27

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2019

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 June 2019 (Unaudited)	Three-months period ended 30 June 2018 (Unaudited)	Six-months period ended 30 June 2019 (Unaudited)	Six-months period ended 30 June 2018 (Unaudited)
Profit for the period	31,480	5,544	51,169	30,408
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	399	(2,695)	351	(2,803)
Total comprehensive income for the period	31,879	2,849	51,520	27,605
Attributable to:
Owners of the Company	31,879	(3,372)	51,520	14,958
Non-controlling interest	-	6,221	-	12,647

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2019

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 June 2019 (Unaudited)	Year ended 31 December 2018
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	578,390	557,170
Right-of-use assets		14,543	-
Prepayments and other receivables		4,297	3,494
Other financial assets		11,004	10,570
Deferred income tax asset		31,597	31,793
TOTAL NON CURRENT ASSETS		639,831	603,027
CURRENT ASSETS
Inventories		10,818	9,309
Trade receivables		29,214	16,215
Prepayments and other receivables		39,262	54,659
Derivative financial instrument assets	15	3,641	27,539
Other financial assets		158	898
Cash and cash equivalents		68,917	127,727
Assets held for sale		23,211	23,286
TOTAL CURRENT ASSETS		175,221	259,633
TOTAL ASSETS		815,052	862,660
EQUITY
Equity attributable to owners of the Company
Share capital	11	59	60
Share premium		191,977	237,840
Reserves		112,160	111,809
Accumulated losses		(156,987)	(206,688)
Attributable to owners of the Company		147,209	143,021
TOTAL EQUITY		147,209	143,021
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	424,572	429,027
Lease liabilities		5,646	-
Provisions and other long-term liabilities	13	45,210	42,577
Deferred income tax liability		8,166	14,801
Trade and other payables	14	7,090	14,789
TOTAL NON CURRENT LIABILITIES		490,684	501,194
CURRENT LIABILITIES
Borrowings	12	18,019	17,975
Lease liabilities		8,048	-
Current income tax liability		16,494	58,776
Trade and other payables	14	125,151	131,420
Liabilities associated with assets held for sale		9,447	10,274
TOTAL CURRENT LIABILITIES		177,159	218,445
TOTAL LIABILITIES		667,843	719,639
TOTAL EQUITY AND LIABILITIES		815,052	862,660

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2019

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2018	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income (loss):
Profit for the six-months period	-	-	-	-	17,761	12,647	30,408
Currency translation differences	-	-	-	(2,803)	-	-	(2,803)
Total comprehensive income (loss) for the period ended 30 June 2018	-	-	-	(2,803)	17,761	12,647	27,605
Transactions with owners:
Share-based payment	-	200	-	-	1,526	76	1,802
Dividends distribution to non-controlling interest	-	-	-	-	-	(8,089)	(8,089)
Total transactions with owners for the period ended 30 June 2018	-	200	-	-	1,526	(8,013)	(6,287)
Balance at 30 June 2018 (Unaudited)	61	239,391	127,527	(724)	(264,646)	46,549	148,158

Balance at 31 December 2018	60	237,840	114,131	(2,322)	(206,688)	-	143,021
Comprehensive income:
Profit for the six-months period	-	-	-	-	51,169	-	51,169
Currency translation differences	-	-	-	351	-	-	351
Total comprehensive income for the period ended 30 June 2019	-	-	-	351	51,169	-	51,520
Transactions with owners:
Share-based payment	2	2,583	-	-	(1,468)	-	1,117
Repurchase of shares (Note 11)	(3)	(48,446)	-	-	-	-	(48,449)
Total transactions with owners for the period ended 30 June 2019	(1)	(45,863)	-	-	(1,468)	-	(47,332)
Balance at 30 June 2019 (Unaudited)	59	191,977	114,131	(1,971)	(156,987)	-	147,209

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2019

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Six-months period ended 30 June 2019 (Unaudited)	Six-months period ended 30 June 2018 (Unaudited)
Cash flows from operating activities
Profit for the period	51,169	30,408
Adjustments for:
Income tax expense	52,102	39,427
Depreciation	50,272	44,011
Loss on disposal of property, plant and equipment	7	149
Write-off of unsuccessful exploration efforts	863	11,042
Amortization of other long-term liabilities	(428)	(162)
Accrual of borrowing interests	15,111	15,096
Unwinding of long-term liabilities	2,233	1,603
Accrual of share-based payment	1,117	1,802
Foreign exchange loss	1,441	14,969
Unrealized loss (gain) on commodity risk management contracts	22,940	(8,652)
Income tax paid	(88,638)	(67,704)
Change in working capital	(15,066)	16,585
Cash flows from operating activities – net	93,123	98,574
Cash flows from investing activities
Purchase of property, plant and equipment	(66,107)	(57,675)
Acquisition of business	-	(48,850)
Cash flows used in investing activities – net	(66,107)	(106,525)
Cash flows from financing activities
Principal paid	(4,931)	(38)
Interest paid	(14,626)	(13,814)
Lease payments	(2,837)	-
Repurchase of shares (Note 11)	(48,449)	-
Payments for transactions with non-controlling interest (Note 14)	(15,000)	-
Dividends distribution to non-controlling interest	-	(8,089)
Cash flows used in financing activities – net	(85,843)	(21,941)
Net decrease in cash and cash equivalents	(58,827)	(29,892)
Cash and cash equivalents at 1 January	127,727	134,755
Currency translation differences	17	355
Cash and cash equivalents at the end of the period	68,917	105,218
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	68,895	105,194
Cash in hand	22	24
Cash and cash equivalents	68,917	105,218

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 JUNE 2019

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company” ) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

This condensed consolidated interim financial report was authorized for issue by the Board of Directors on 7 August 2019.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2017 and 2018, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements, except for the changes explained below within “Changes in accounting policies”.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Changes in accounting policies

The Group has adopted IFRS 16 following the simplified approach, and has not restated comparative figures for previous reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 9.4%.

GEOPARK LIMITED

30 JUNE 2019

Note 1 (Continued)

Changes in accounting policies (Continued)

The table below summarizes the initial recognition of assets and liabilities related to the adoption of IFRS 16:

Amounts in US$ '000	Total
Right-of-use assets at 1 January 2019 (a)	14,610
Additions	1,747
Depreciation during the period	(1,814)
Right-of-use assets at 30 June 2019	14,543

(a)	Recognized as “Lease liabilities” as of 1 January 2019.

(a) Impact on segment information

As a result of the change in the accounting policy, segment assets as of 30 June 2019 increased for the amount of the Right-of-use assets. Nevertheless, there is no impact on Adjusted EBITDA as a consequence of the adoption of this new standard, as specified in the indenture governing the 2024 Notes.

(b) Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	reliance on previous assessments on whether leases are onerous,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases,

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

(c) Accounting for the Group’s leasing activities

The Group leases various offices, facilities, machinery and equipment. Rental contracts are typically made for fixed periods of 1 to 7 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

GEOPARK LIMITED

30 JUNE 2019

Note 1 (Continued)

Changes in accounting policies (Continued)

(c) Accounting for the Group’s leasing activities (Continued)

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance expenses. The finance expense is charged to the Condensed Consolidated Statement of Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments, less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Condensed Consolidated Statement of Income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

GEOPARK LIMITED

30 JUNE 2019

Note 1 (Continued)

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2018.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2018.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of 30 June 2019:

During 2019, the subsidiary that used to be named GeoPark Argentina Limited was re-domiciliated from Bermuda to Argentina.

GEOPARK LIMITED

30 JUNE 2019

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A.U. (Argentina)	100%
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.A. (Chile)	100% (a)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brasil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
	GeoPark Perú S.A.C. Sucursal Ecuador (Ecuador)	100% (a)
Joint operations	Tranquilo Block (Chile)	50% (c) (d)
	Flamenco Block (Chile)	50% (c)
	Campanario Block (Chile)	50% (c)
	Isla Norte Block (Chile)	60% (c)
	Llanos 34 Block (Colombia)	45% (c)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50%
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (c)
	REC-T-128 Block (Brazil)	70% (c)
	Espejo (Ecuador)	50% (c)
	Perico (Ecuador	50%
(a)	Indirectly owned.

(b)	Dormant companies.

(c)	GeoPark is the operator.

(d)	In December 2018, GeoPark increased its working interest to 100%. Regulatory approval was obtained on 2 July 2019.

GEOPARK LIMITED

30 JUNE 2019

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period (determined as if IFRS 16 Leases has not been adopted, as specified in the indenture governing the 2024 Notes), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Six-months period ended 30 June 2019

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	319,649	274,321	16,391	9,634	19,303	-	-
Sale of crude oil	296,389	273,397	5,785	421	16,786	-	-
Sale of gas	23,260	924	10,606	9,213	2,517	-	-
Production and operating costs	(84,932)	(58,622)	(9,843)	(2,543)	(13,924)	-	-
Royalties	(32,807)	(28,659)	(607)	(740)	(2,801)	-	-
Share-based payment	(329)	(231)	(31)	(29)	(38)	-	-
Operating costs	(51,796)	(29,732)	(9,205)	(1,774)	(11,085)	-	-
Depreciation	(50,272)	(22,909)	(16,409)	(3,179)	(7,413)	(286)	(76)
Operating profit / (loss)	122,621	145,226	(12,079)	3,148	(2,604)	(2,550)	(8,520)
Operating Netback	227,060	210,124	6,392	6,091	4,453	-	-
Adjusted EBITDA	190,961	189,050	4,505	4,754	4,552	(3,540)	(8,360)

GEOPARK LIMITED

30 JUNE 2019

Note 2 (Continued)

Segment Information (Continued)

Six-months period ended 30 June 2018

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	283,208	236,538	18,341	15,272	13,057	-	-
Sale of crude oil	256,713	235,873	9,139	570	11,131	-	-
Sale of gas	26,495	665	9,202	14,702	1,926	-	-
Production and operating costs	(78,846)	(54,946)	(11,054)	(4,622)	(8,224)	-	-
Royalties	(32,558)	(28,767)	(737)	(1,415)	(1,639)	-	-
Share-based payment	(247)	(125)	(84)	(7)	(31)	-	-
Operating costs	(46,041)	(26,054)	(10,233)	(3,200)	(6,554)	-	-
Depreciation	(44,011)	(22,467)	(13,090)	(5,352)	(2,966)	(124)	(12)
Operating profit / (loss)	102,016	120,867	(9,709)	1,543	(969)	(2,678)	(7,038)
Operating Netback	179,184	157,510	7,080	10,658	3,936	-	-
Adjusted EBITDA	146,631	141,427	3,678	9,001	1,422	(3,322)	(5,575)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 June 2019	815,052	321,096	260,565	73,748	94,065	54,289	11,289
31 December 2018	862,660	383,450	276,449	70,424	87,259	35,817	9,261

A reconciliation of total Operating Netback to total profit before income tax is provided as follows:

	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Operating Netback	118,073	100,230	227,060	179,184
Geological and geophysical expenses	(5,256)	(5,210)	(10,541)	(8,848)
Administrative expenses	(14,109)	(11,709)	(25,558)	(23,705)
Adjusted EBITDA for reportable segments	98,708	83,311	190,961	146,631
Unrealized gain (loss) on commodity risk management contracts	138	1,964	(22,940)	8,652
Depreciation (a)	(24,822)	(24,348)	(50,272)	(44,011)
Write-off of unsuccessful exploration efforts	(560)	(9,210)	(863)	(11,042)
Share-based payment	138	(1,022)	(1,117)	(1,802)
Lease accounting - IFRS 16	1,496	-	2,837	-
Others (b)	1,543	1,272	4,015	3,588
Operating profit	76,641	51,967	122,621	102,016
Financial expenses	(9,660)	(9,568)	(19,349)	(18,641)
Financial income	576	888	1,440	1,429
Foreign exchange loss	(2,435)	(13,301)	(1,441)	(14,969)
Profit before tax	65,122	29,986	103,271	69,835

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation includes US$ 1,464,000 (US$ 1,109,000 in 2018) generated by assets not related to production activities. For the three-months period ended 30 June 2019 the amount included in depreciation is US$ 763,000 (US$ 592,000 in 2018).

(b)	Includes allocation to capitalized projects.

GEOPARK LIMITED

30 JUNE 2019

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the six-month periods ended 30 June 2019 and 2018:

		Six-months period ended 30 June 2019
	Colombia	Chile	Brazil	Argentina	Other (c)	Total
Adjusted EBITDA for reportable segments	189,050	4,505	4,754	4,552	(11,900)	190,961
Depreciation	(22,909)	(16,409)	(3,179)	(7,413)	(362)	(50,272)
Unrealized loss on commodity risk management contracts	(22,940)	-	-	-	-	(22,940)
Write-off of unsuccessful exploration efforts	(195)	-	-	(668)	-	(863)
Share-based payment	(433)	(46)	(51)	(50)	(537)	(1,117)
Lease accounting - IFRS 16	932	85	1,096	473	251	2,837
Others	1,721	(214)	528	502	1,478	4,015
Operating profit / (loss)	145,226	(12,079)	3,148	(2,604)	(11,070)	122,621

		Six-months period ended 30 June 2018
	Colombia	Chile	Brazil	Argentina	Other (c)	Total
Adjusted EBITDA for reportable segments	141,427	3,678	9,001	1,422	(8,897)	146,631
Depreciation	(22,467)	(13,090)	(5,352)	(2,966)	(136)	(44,011)
Unrealized gain on commodity risk management contracts	8,652	-	-	-	-	8,652
Write-off of unsuccessful exploration efforts	(8,505)	(397)	(1,874)	(266)	-	(11,042)
Share-based payment	(231)	(151)	(28)	(185)	(1,207)	(1,802)
Others	1,991	251	(204)	1,026	524	3,588
Operating profit / (loss)	120,867	(9,709)	1,543	(969)	(9,716)	102,016

(c) Includes Peru and Corporate.

Note 3

Revenue

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018

Sale of crude oil	158,781	145,678	296,389	256,713
Sale of gas	10,729	13,652	23,260	26,495
	169,510	159,330	319,649	283,208

GEOPARK LIMITED

30 JUNE 2019

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 30 June 2019 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of 30 June 2019:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	3,700	55.00-65.00 Put 90.00 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,000	55.00-65.00 Put 90.10 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,300	55.00-65.00 Put 90.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	2,000	65.00 Put 92.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	3,000	65.00 Put 92.26 Call
1 April 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00-55.00 Put 79.02 Call
1 April 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00-55.00 Put 79.00 Call
1 July 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	4,000	45.00-55.00 Put 81.50 Call

The table below summarizes the gain (loss) on the commodity risk management contracts:

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Realized gain (loss) on commodity risk management contracts	677	(13,332)	2,487	(23,900)
Unrealized gain (loss) on commodity risk management contracts	138	1,964	(22,940)	8,652
Total	815	(11,368)	(20,453)	(15,248)

GEOPARK LIMITED

30 JUNE 2019

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Staff costs	2,289	4,979	7,150	8,358
Share-based payment	13	163	329	247
Royalties	19,543	18,465	32,807	32,558
Well and facilities maintenance	7,470	3,961	13,280	7,147
Operation and maintenance	2,265	2,127	4,296	3,406
Consumables	4,740	4,300	9,514	7,996
Equipment rental	2,455	2,635	4,714	4,576
Transportation costs	793	705	1,503	1,484
Gas plant costs	1,219	1,365	1,976	2,867
Safety and insurance costs	917	848	1,831	1,710
Field camp	694	810	1,450	1,590
Non operated blocks costs	247	363	602	689
Crude oil stock variation	92	1,927	(221)	1,576
Other costs	3,276	2,108	5,701	4,642
	46,013	44,756	84,932	78,846

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Staff costs	3,785	4,218	7,875	7,217
Share-based payment	(51)	95	136	144
Other services	1,435	992	2,594	1,631
Allocation to capitalized project	(860)	(1,410)	(2,000)	(2,938)
	4,309	3,895	8,605	6,054

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Staff costs	9,018	7,537	14,949	13,846
Share-based payment	(100)	764	652	1,411
Consultant fees	2,066	1,707	4,758	3,189
Travel expenses	1,432	1,083	2,515	2,338
Director fees and allowance	786	692	1,679	1,324
Communication and IT costs	616	449	1,517	921
Allocation to joint operations	(1,903)	(2,010)	(3,847)	(3,960)
Other administrative expenses	1,423	2,251	2,836	6,047
	13,338	12,473	25,059	25,116

GEOPARK LIMITED

30 JUNE 2019

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Transportation	5,015	669	8,229	989
Selling taxes and other	310	506	630	536
	5,325	1,175	8,859	1,525

Note 9

Financial results

Amounts in US$ '000	Three-months period ended 30 June 2019	Three-months period ended 30 June 2018	Six-months period ended 30 June 2019	Six-months period ended 30 June 2018
Financial expenses
Bank charges and other financial costs	(1,241)	(1,066)	(2,206)	(1,896)
Interest and amortization of debt issue costs	(7,612)	(7,147)	(15,177)	(14,267)
Interest with related parties	-	(447)	-	(894)
Unwinding of long-term liabilities	(993)	(920)	(2,233)	(1,603)
Less: amounts capitalized on qualifying assets	186	12	267	19
	(9,660)	(9,568)	(19,349)	(18,641)
Financial income
Interest received	576	888	1,440	1,429
	576	888	1,440	1,429
Foreign exchange gains and losses
Foreign exchange loss	(2,628)	(13,301)	(4,284)	(14,969)
Result on currency risk management contracts (a)	193	-	2,843	-
	(2,435)	(13,301)	(1,441)	(14,969)
Total financial results	(11,519)	(21,981)	(19,350)	(32,181)

(a)	In December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into a derivative financial instrument with a local bank in Colombia, for an amount equivalent to US$ 92,050,000, in order to anticipate any currency fluctuation with respect to income taxes payable in February, April and June 2019.

GEOPARK LIMITED

30 JUNE 2019

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2018	776,504	15,398	157,396	10,361	37,990	64,368	1,062,017
Additions	(2,126) (a)	794	-	-	34,392	25,242	58,302
Acquisitions	48,838	266	1,616	134	-	-	50,854
Disposals	(149)	-	-	-	-	-	(149)
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(11,042) (b)	(11,042)
Transfers	27,042	5	12,746	594	(31,614)	(8,773)	-
Currency translation differences	(10,976)	(126)	(858)	(29)	(10)	(1,078)	(13,077)
Cost at 30 June 2018	839,133	16,337	170,900	11,060	40,758	68,717	1,146,905

Cost at 1 January 2019	717,510	17,748	172,094	11,554	60,597	59,992	1,039,495
Additions	1,393	966	358	27	57,020	10,532	70,296
Disposals	-	(41)	-	-	-	-	(41)
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(863)	(863)
Transfers	41,188	269	23,393	65	(57,302)	(7,613)	-
Currency translation differences	706	9	57	2	-	79	853
Cost at 30 June 2019	760,797	18,951	195,902	11,648	60,315	62,127	1,109,740

Depreciation and write-down at 1 January 2018	(441,534)	(11,916)	(86,232)	(4,932)	-	-	(544,614)
Depreciation	(34,703)	(725)	(8,562)	(384)	-	-	(44,374)
Currency translation differences	5,452	90	327	25	-	-	5,894
Depreciation and write-down at 30 June 2018	(470,785)	(12,551)	(94,467)	(5,291)	-	-	(583,094)

Depreciation and write-down at 1 January 2019	(359,358)	(13,361)	(103,704)	(5,902)	-	-	(482,325)
Depreciation	(38,392)	(991)	(8,714)	(473)	-	-	(48,570)
Disposals	-	34	-	-	-	-	34
Currency translation differences	(431)	(6)	(50)	(2)	-	-	(489)
Depreciation and write-down at 30 June 2019	(398,181)	(14,324)	(112,468)	(6,377)	-	-	(531,350)

Carrying amount at 30 June 2018	368,348	3,786	76,433	5,769	40,758	68,717	563,811
Carrying amount at 30 June 2019	362,616	4,627	83,434	5,271	60,315	62,127	578,390

(a)	Corresponds to the effect of re-estimation of assets retirement obligation in Colombia.

(b)	Corresponds to four unsuccessful exploratory wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks), Colombia (Tiple Block) and Argentina (Puelen Block). The change also includes the write off of other exploration costs incurred in the Fell Block in 2015 for which no additional work would be performed.

GEOPARK LIMITED

30 JUNE 2019

Note 11

Share capital

Issued share capital	Six-months period ended 30 June 2019	Year ended 31 December 2018
Common stock (US$ ´000)	59	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	58,994,177	60,483,447
Total common shares in issue	58,994,177	60,483,447

Authorized share capital

US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Buyback program

On 20 December 2018, the Company approved a program to repurchase up to 10% of its outstanding shares (approximately 6,063,000 shares). The repurchase program begun on 21 December 2018 and will expire on 31 December 2019.

The following table presents the quantity of common shares purchased and the amounts paid:

Period	Purchased common shares	Amounts paid (US$ '000)
20 December 2018 - 31 December 2018	145,917	1,801
1 January 2019 - 31 March 2019	664,633	10,196
1 April 2019 - 30 June 2019	2,327,947	38,253
	3,138,497	50,250

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2019	Year ended 31 December 2018
2024 Notes (a)	427,409	426,993
Banco Santander (b)	15,182	20,006
Banco de Crédito e Inversiones (c)	-	3
	442,591	447,002

Classified as follows:

Current	18,019	17,975
Non-Current	424,572	429,027

GEOPARK LIMITED

30 JUNE 2019

Note 12 (Continued)

Borrowings (Continued)

(a) During September 2017, the Company successfully placed US$ 425,000,000 notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a guarantee granted by GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including, but not limited to, dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b) During October 2018, GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

(c) During February 2016, GeoPark Fell S.p.A. executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan was 4.14% per annum. The interest and the principal were fully repaid in February 2019.

As of the date of these interim condensed consolidated financial statements, the Group has available credit lines for over US$ 89,600,000.

GEOPARK LIMITED

30 JUNE 2019

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2019	Year ended 31 December 2018
Assets retirement obligation	42,320	40,317
Other	2,890	2,260
	45,210	42,577

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2019	Year ended 31 December 2018
Trade payables	74,776	69,142
To be paid to co-venturers	6,983	8,449
Payables to LGI (a)	15,000	29,509
Customer advance payments	1,920	6,300
Other short-term advance payments (b)	9,000	9,000
Staff costs to be paid	8,602	12,049
Royalties to be paid	6,882	6,238
V.A.T.	3,667	852
Taxes and other debts to be paid	5,411	4,670
	132,241	146,209
Classified as follows:
Current	125,151	131,420
Non-Current	7,090	14,789

(a)	Payables related to the acquisition of non-controlling interest in Colombia and Chile’s business from LG International in November 2018 (see Note 35.1 to the audited Consolidated Financial Statements as of 31 December 2018). The first installment of US$ 15,000,000 was paid in June 2019.

(b)	Advance payment collected in relation with the sale of La Cuerva and Yamu Blocks in November 2018 (see Note 35.2 to the audited Consolidated Financial Statements as of 31 December 2018).

GEOPARK LIMITED

30 JUNE 2019

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 30 June 2019 and 31 December 2018 on a recurring basis:

Amounts in US$ '000	Level 1	Level 2	At 30 June 2019
Assets
Cash and cash equivalents
Money market funds	25,936	-	25,936
Derivative financial instrument assets
Commodity risk management contracts	-	3,641	3,641
Total Assets	25,936	3,641	29,577

Amounts in US$ '000	Level 1	Level 2	Year ended 31 December 2018
Assets
Cash and cash equivalents
Money market funds	53,794	-	53,794
Derivative financial instrument assets
Commodity risk management contracts	-	27,539	27,539
Total Assets	53,794	27,539	81,333

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 June 2019.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 99.6% of its carrying amount including interests accrued as of 30 June 2019. Fair values were calculated using discounted cash flow analysis.

GEOPARK LIMITED

30 JUNE 2019

Note 16

Capital commitments

Capital commitments are detailed in Note 32.2 to the audited Consolidated Financial Statements as of 31 December 2018. The following updates have taken place during the six-month period ended 30 June 2019:

Colombia

The Llanos 32 Block (12.5% working interest) has committed to drill an exploratory well, which amounts to US$ 587,500 at GeoPark’s working interest, before 20 February 2020.

On 17 June 2019, the Colombian National Hydrocarbons Agency (“ANH”) extended the first exploratory phase in the VIM 3 Block for an additional period ending 12 November 2019.

Chile

On 7 May 2019, the Chilean Ministry accepted the GeoPark’s proposal to extend the second exploratory period in the Flamenco, Campanario and Isla Norte Blocks, ending 7 November 2020, 11 January 2021 and 7 November 2020, respectively.

Argentina

After the execution of certain committed activities in the Sierra del Nevado Block during the year, the remaining commitment for the first exploratory period amounts to US$ 300,000, at GeoPark’s working interest.

Note 17

Business transactions

Ecuador

On 22 May 2019, GeoPark signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in March 2019. GeoPark assumed a commitment of carrying out 3D seismic in the Espejo Block and drilling four exploration wells in each block, which amounts to US$ 30,000,000 at GeoPark’s working interest, over the next four years.

GEOPARK LIMITED

30 JUNE 2019

Note 18

Subsequent events

Business transactions – Colombia

Llanos 86, Llanos 87 and Llanos 104 Blocks.

On 11 July 2019, GeoPark signed final contracts for the 50% working interest and operationship in the Llanos 86, Llanos 87 and Llanos 104 Blocks, in partnership with Hocol (a 100% subsidiary of Ecopetrol). The blocks represent significant and attractive, low-risk, high potential exploration acreage in the Llanos basin in proximity to the Llanos 34 Block. GeoPark assumed commitments to register 3D seismic and to drill six exploration wells, for between US$ 40,000,000 and US$ 55,000,000, at GeoPark’s working interest, during the first exploration phase over the next three years.

Sale of La Cuerva and Yamu Blocks

On 2 November 2018, GeoPark executed a purchase and sale agreement to sell its 100% working interest in the La Cuerva and Yamu Blocks, in Colombia. The total consideration is US$ 18,000,000, less a working capital adjustment of US$ 1,934,000, plus a contingent payment of US$ 2,000,000. Closing of the transaction took place in July 2019, after the corresponding customary regulatory approvals.

As a consequence of this transaction, GeoPark collected an advance payment of US$ 9,000,000 in November 2018 and the final payment (which includes the working capital adjustment) of US$ 7,066,000 in July 2019.

Share-based payment

In July 2019, the Company issued 1,484,847 shares corresponding to the Stock Awards Programs granted to employees in 2016 and 2018, since the plans vested. See Note 30 to the audited Consolidated Financial Statements as of 31 December 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 8, 2019